

03014386

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Ap 4/21/03

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-65352~~

8-25844

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 AND ENDING 12/31/02

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SunGard Institutional Brokerage Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
_____
FIRM I.D. NO.

55 Broadway, 7th Floor
_____
(No. and Street)

New York	New York	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jay Indovino   314-983-7202
_____
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
_____
(Name – if individual, state last, first, middle, name)

1177 Avenue of the Americas	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

RECD S.E.C.
MAR 10 2003

CHECK ONE:
(X) Certified Public Accountant
( ) Public Accountant
( ) Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240. 17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection
of information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

AFFIRMATION

I affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SunGard Institutional Brokerage Inc., as of December 31, 2002, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

_____
Signature – Jay Indovino, CEO & President

_____
Notary Public

This report contains:

[ ] (a) Facing Page

[ ] (b) Statement of Financial Condition.

[ ] (c) Statement of Income (Loss).

[ ] (d) Statement of Changes in Financial Condition.

[ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.

[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.

[ ] (g) Computation of Net Capital.

[ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

[ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.

[ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.

[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.

[ ] (l) An Oath or Affirmation.

[ ] (m) A copy of the SIPC Supplemental Report.

[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit


SunGard Institutional Brokerage Inc.

Statement of Financial Condition
As of December 31, 2002

PRICEWATERHOUSECOOPERS ⬜

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Accountants

To the Shareholder of
SunGard Institutional Brokerage Inc.:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of SunGard Institutional Brokerage Inc. (the "Company") at December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

March 7, 2003

SunGard Institutional Brokerage Inc.
Statement of Financial Condition
December 31, 2002

Assets

Cash	$	11,187,768
Investment in money market funds		958,038
Accounts receivable		3,653,553
Due from affiliates		346,931
Fixed assets		2,116,087
Deferred tax asset		595,397
Goodwill and identifiable intangible assets		22,166,461
Other assets		440,356
Total assets	$	41,464,591

Liabilities and Shareholder's Equity

Due to Parent	$	2,938,772
Due to affiliates		3,934,036
Payable on MidAtlantic acquisition		1,150,000
Accrued expenses and other liabilities		4,481,750
Total liabilities		12,504,558

Shareholder's Equity

Common Stock, $.10 par value; 200 shares authorized, issued and outstanding	20
Additional paid-in capital	27,002,077
Retained earnings	1,957,936
Total shareholder's equity	28,960,033
Total liabilities and shareholder's capital	$ 41,464,591

The accompanying notes are an integral part of this financial statement.

1. **Organization and Significant Accounting Policies**

    SunGard Institutional Brokerage Inc. (the "Company") is registered as a broker-dealer in securities with the Securities and Exchange Commission and the National Association of Securities Dealers. The Company is a wholly owned subsidiary of SunGard Investment Ventures Inc. ("SunGard") whose ultimate parent is SunGard Data Systems, Inc. The Company conducts business on behalf of its customers with clearing brokers located in New York City. These customers are principally investment advisors, who are located throughout the United States.

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    The Company generates commission and other income from introducing securities transactions on behalf of its customers who are using various portfolio and investment management systems and databases provided by different SunGard subsidiaries and third parties. In addition, the Company generates income by offering execution services and an electronic order routing network for placing securities trades through brokers and ECNs.

    The Company's cash is primarily with two financial institutions.

    Investments in money market fund, at fair value, on deposit at the clearing broker, consists entirely of a BNY Clearing Services LLC ("BNY") money market fund and is accounted for on a trade date basis. The investment may be pledged at the discretion of BNY. The investment is recorded at fair value based upon quoted market value as of the close of business.

    At December 31, 2002, the Company's assets and liabilities are carried at fair value or amounts approximating fair value.

2. **Related-Party Transactions**

    At December 31, 2002 the amounts due to and from the Parent and Affiliates represent amounts due to or receivable from such parties for settlement of income and expense items.

3. Goodwill and Identifiable Intangible Assets

Goodwill and identifiable intangible assets acquired in the MidAtlantic Institutional Shares Inc. ("MidAtlantic") acquisition consist of the following:

Goodwill	$ 245,294
Non-compete covenants	3,434,113
Less, accumulated amortization	(114,392)
	3,319,721
Customer Lists	19,132,915
Less, accumulated amortization	(531,469)
	18,601,446
Total carrying amount, net	**$ 22,166,461**

Identifiable intangible assets consist of non-compete covenants, customer lists and acquired software and are amortized over periods of 5 and 6 years, respectively.

The Company's goodwill is not subject to amortization as the Company adopted FASB Statement number 142 as of January 1, 2002.

4. Fixed Assets

As of December 31, 2002, fixed assets included the following:

Software	$ 1,656,959
Telecommunications equipment	192,491
Computer	318,478
Furniture and fixtures	160,331
	2,328,259
Accumulated depreciation	(212,172)
	$ 2,116,087

Fixed assets are depreciated on a straight-line basis over their estimated useful lives ranging from 2 to 10 years.

5. Mid Atlantic Acquisition

On November 1, 2002, the Company acquired substantially all the assets of MidAtlantic for $23 million. Of this amount, $21,850,000 was paid at closing with the remaining balances payable one year from closing pursuant the agreement. MidAtlantic provides an interactive trading link between various employee benefit, trust and custodial systems with mutual funds via the National Securities Clearing Corporation. MidAtlantic also acts as an asset aggregator for money market mutual funds. These services are offered under agreement with MidAtlantic Capital Corporation, a registered broker-dealer in securities with the National Association of Securities Dealers.

6.   **Income Taxes**

At December 31, 2001, the Company had a deferred tax asset of $595,397, which is attributable to state net operating loss carryforwards. A valuation allowance has not been placed against the deferred tax asset, as management believes that the benefit related to the deferred tax asset is more likely than not to be realized.

7.   **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2002, the Company had net capital of $1,901,969 which exceeded the minimum requirement of $833,637 by $1,068,332. The Company's net capital ratio was 6.6 to 1.

The Company has claimed exemption from Rule 15c3-3 under the provisions in Section (k)(2)(ii).

8.   **Reclassification of prior year amounts**

The Company has changed its accounting for intercompany balances to display such items on a gross basis as required by generally accepted accounting principles. The prior years financial statements have been restated to reflect a gross up of affiliate balances of approximately $4.5 million. During the year, this gross up required the parent to infuse additional cash of $10,000,000 in order to comply with net capital requirements.

9.   **Off-Balance-Sheet Arrangements**

The Company introduces its customers to clearing brokers with whom it has a correspondent relationship for execution and clearance in accordance with the terms of clearance agreements. Customer activity is transacted on a cash basis in which full payment is required upon settlement of trades. The Company's clearing brokers are exposed to risk of loss in the event that a customer fails to satisfy its obligation. In connection therewith, the Company has agreed to indemnify its clearing brokers for losses that the clearing brokers may sustain related to the Company's customers. As the indemnification has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this indemnification. At December 31, 2002, the Company has recorded no liabilities with regard to the indemnification. In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. As of December 31, 2002, amounts were owed to the clearing brokers by these customers, which were in connection with normal, delivery-against-payment, cash-account transactions. After December 31, 2002, all amounts related to such transactions were received from customers. Securities purchased by customers in connection with these transactions are held by the clearing brokers as collateral for the amounts owed.

10. **Commitments**

During 2001, the Company entered into a new five year operating lease, with provisions for escalation, in Missouri for which the minimum future rental payments are as follows:

2003	$ 175,286
2004	180,753
2005	180,753
2006	154,818
2007	-
	$ 691,610



PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone   (646) 471 4000
Facsimile   (813) 286 6000

Report of Independent Accountants on Internal Control Required by SEC Rule 17a-5

To the Shareholder of SunGard Institutional Brokerage Inc.:

In planning and performing our audit of the financial statements and supplementary schedules of SunGard Institutional Brokerage Inc. (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the ___ preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance

that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

March 7, 2003